SECURITIES AND EXCHANGE COMMISSION



02038310

WASHINGTON, D.C. 20549

FORM 6-K



SEC MAIL
RECEIVED
PROCESSING
MAY 29 2002
WASH. D.C.
152
SECTION

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F ☑** **Form 40-F ☐**

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes ☐** **No ☑**

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

On May 21, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: 

Yaron Sheinman

Chairman of the Board of Directors

Dated: May 24, 2002

Exhibit 1



Telocation Systems Ltd.

Nexus Telocation Systems Ltd. Reports Q1/2002 Results: Additional Improvement in the Overall Performance

Givatayim, Israel, May 21, 2002 – Nexus Telocation Systems Ltd. (NASDAQ: NXUS), a leading provider of Location Based Services (LBS) and Automated Meter Reading (AMR), today announced its consolidated results for the first quarter ending March 31, 2002. The consolidated reports combine Nexus' two business activities as well as full consolidation of Tracsat, (Nexus' Argentinean subsidiary).

Nexus' two core business lines are:

- Location Based Information Systems and Services (LBS), primarily focused on the fields of Automatic Vehicle and Personal Location for security and workforce management applications.

- Automated Meter Reading (AMR), providing low-cost wireless wide-area data collection and information management solutions for the utility industry through Nexus' wholly owned subsidiary, NexusData Inc.

Recent Significant Developments:

The following events occurred during the first quarter of 2002:

- In January 2002, Nexus entered into a manufacturing agreement with AMS in the amount of $36 million, and AMS invested $2.0 million in Nexus.
- In March 2002, Nexus received its first purchase order from a customer in China for the deployment of its LBS infrastructure in Beijing for the amount of $1.0 million.

After the end of the first quarter the following subsequent events took place:

- At the beginning of May 2002, Nexus successfully completed its system trial in Shanghai, China. The trial aimed to show the technical feasibility of the system, as well as its commercial advantages and will hopefully serve as a follow on to the initial deployment in Beijing..
- On May 16, 2002, Nexus received a notice from the NASDAQ Stock Exchange informing the company of its non-compliance with certain NASDAQ registration requirements and demanding the company to submit its plans to remedy this situation.


NEXUS

Telocation Systems Ltd.

Financial Results:

Consolidated:

Consolidated revenues for the three months ending March 31, 2002 were $2.8 million compared to $3.2 million in the first quarter of 2001 and $2.9 million in the last quarter of 2001. The gross profit for the quarter went up to $830 thousand from $620 thousand in the first quarter of 2001 compared with a loss of $214 thousand in the last quarter of this year. Operational loss for Q1/2002 decreased to $1.1 million from $1.7 million in Q1/2001 and $2.5 million in Q4/2001.
Losses, before extraordinary items, for the three months ended March 31, 2002 were $0.9 million compared with $1.6 million in the equivalent quarter in 2001 and $2.7 million in the last quarter of 2001.
While the performance of the consolidated income statement do not yet reflect revenues contribution from the AMR division, it reflects a considerable improvement in the gross profit and the operational loss due to the relative rapid improvement of its Argentinean operation, the reduction in most expenditures within all of its divisions and subsidiaries and the improvement in the production cost margins.

LBS Business Unit:

Revenues for the LBS division, for the three months ending March 31, 2002, were $2.6 million, compared with the same amount in Q4/2001 and $3.2 million revenues in Q1 of year 2001. The gross profit of the LBS for Q1 2002 was $1.1 million compared to $0.9 million in Q1 2001 and $0.5 in the last quarter of 2001. This improved result, despite the decrease in revenues, was mainly achieved through the significant cost reduction efforts that were implemented by the LBS Business Unit over the last several quarters.

The AMR Business Unit:

During the first quarter of 2002, the AMR division, administrated under NexusData Inc., successfully completed the first phase of the Nicor project, and made much progress in commencing the production arrangements for the AGL/IMServ project. In addition, meaningful marketing efforts are underway in order to leverage on the recent announced successes with additional utilities in the US.

Tracsat S.A :

Tracsat, the operator of the Argentinean Nexus network, located in the greater Buenos Aires area, has successfully completed the reorganizing phase, after the ownership change of 2001. The company has already signed contracts with two major insurance companies in Buenos Aires and despite Argentina's severe economic conditions, Tracsat has managed to reach a steady increase in its monthly subscriber and installation rates and a very positive market recognition.



Telocation Systems Ltd.

Mr. Shlomo Sadowsky, President and CEO of Nexus said: "We perceive the decrease in revenues as temporary and mainly stems from the LBS customer mix and the distribution of infrastructure and end units products deliveries. We believe that NexusData deliveries will ramp up significantly over the next few quarters and remain very encouraged by the fact we have succeeded to decrease the production costs and most of our other operational expenses, in all of Nexus' three core business units. We view these parameters as key elements in preparing Nexus for its profitability stage and will continue to invest in cost reduction and improved operational efficiency.

We believe that the continued improvement in Argentina and the new purchase order from China, coupled with potential new orders which are now in the negotiation stage, for both AMR and LBS units, should further improve the overall financial results in the coming quarters.

The company is carefully assessing the recent notice by NASDAQ and necessary steps are taken to ratify the matter. Although no assurance can be given to the success of such actions – we remain cautiously optimistic on this front.

We are very optimistic and certain that 2002 will be a turning point for Nexus" concluded Sadowsky.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, Chile, Russia and the USA. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automatic meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

Contact:
Hagai Goren, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: hagaig@nexus.co.il



Telocation Systems Ltd.

Nexus Telocation Systems Ltd.
Consolidated Statement of Operations
(US $ in thousands, except per share data)

	Three months ended March 31		Twelve months ended December 31
	2002 (Unaudited)	2001 (Unaudited)	2001 (Audited)
Revenues	2,795	3,183	13,015
Gross Profit	831	621	798
Research & Development	710	780	3,133
Sales and Marketing	594	616	2,952
General and Administrative	588	905	3,685
Operating Loss	(1,061)	(1,680)	(8,972)
Financial Income (Expenses)	146	45	(152)
Loss before extraordinary costs or Income	(915)	(1,635)	(9,124)
Minority Interest in losses of Subsidiaries			191
Other Income		1,086	470
Net Loss	(915)	(549)	(8,463)
Basic and Diluted Loss Per Share	$(0.08)	$(0.06)	$(0.83)
Weighted average no. of shares	11,289	8,508	10,162



Telocation Systems Ltd.

Selected Balance Sheet consolidated data
(U.S dollars in thousands)

	March 31		December 31
	2002	2001	2001
	(Unaudited)	(Unaudited)	(Audited)
Assets			
Current Assets:			
Cash and cash equivalents	439	768	1,162
Trade receivables	3,923	3,294	3,252
Other accounts receivables	959	1,491	1,198
Inventories	2,156	2,364	2,046
Total Current Assets	7,477	7,917	7,658
Long Term Assets:			
Long terms investments	3,258	3,145	3,346
Fixed assets, net	1,762	1,763	2,182
Other assets	285	351	302
Total Assets	12,782	13,176	13,488
Liabilities and shareholder equity			
Current Liabilities:			
Short term bank credit	5,551	1,384	5,467
Trade payables	2,510	2,457	3,877
Other accounts payable and accrued expenses	3,253	3,424	3,451
Total Current Liabilities	11,314	7,265	12,795
Total Long Term Liabilities	1,000	816	957
Minority interest		215	
Net tangible assets	468	4,880	(264)
Total Liabilities	12,782	13,176	13,488
Total Shareholders' equity (deficiency)	(2,907)	1,505	(3,639)